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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                             -----------------------

                              AUTOLEND GROUP, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.002 PER SHARE
                         (Title of Class of Securities)

                                    052786100
                                 (CUSIP Number)

                             -----------------------
                             DAVID A. PERSING, ESQ.
                                885 THIRD AVENUE
                                   34TH FLOOR
                            NEW YORK, NEW YORK 10022
                            TEL. NO.: (212) 888-5500
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                             -----------------------

                                OCTOBER 12, 2000
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

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
                                  SCHEDULE 13D
-------------------------                              -------------------------
CUSIP NO. 052786100                                                  PAGE 2 OF 8
-------------------------                              -------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Mendham Investments L.P.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                 (b) [X]

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3        SEC USE ONLY

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4        SOURCE OF FUNDS

                  AF
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                          [ ]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
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                                    7       SOLE VOTING POWER

          NUMBER OF                               53,472
            SHARES                  --------------------------------------------
      BENEFICIALLY OWNED            8       SHARE VOTING POWER
      BY EACH REPORTING
            PERSON                                --
             WITH                   --------------------------------------------
                                    9       SOLE DISPOSITIVE POWER

                                                  53,472
                                    --------------------------------------------
                                    10      SHARED DISPOSITIVE POWER

                                                  --
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  53,472
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                     [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.9%
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14       TYPE OF REPORTING PERSON

                  PN
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                                   Page 2 of 8

                                  SCHEDULE 13D
-------------------------                              -------------------------
CUSIP NO. 052786100                                                  PAGE 3 OF 8
-------------------------                              -------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  JWA Investments Corp.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                 (b) [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  N/A
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                    7       SOLE VOTING POWER

          NUMBER OF                               53,472
            SHARES                  --------------------------------------------
      BENEFICIALLY OWNED            8       SHARE VOTING POWER
      BY EACH REPORTING
            PERSON                                --
             WITH                   --------------------------------------------
                                    9       SOLE DISPOSITIVE POWER

                                                  53,472
                                    --------------------------------------------
                                    10      SHARED DISPOSITIVE POWER

                                                  --
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  53,472
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                     [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
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                                   Page 3 of 8

                                  SCHEDULE 13D
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CUSIP NO. 052786100                                                  PAGE 4 OF 8
-------------------------                              -------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  John W. Adams
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                 (b) [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  N/A
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                                    7       SOLE VOTING POWER

          NUMBER OF                               53,472
            SHARES                  --------------------------------------------
      BENEFICIALLY OWNED            8       SHARE VOTING POWER
      BY EACH REPORTING
            PERSON                                --
             WITH                   --------------------------------------------
                                    9       SOLE DISPOSITIVE POWER

                                                  53,472
                                    --------------------------------------------
                                    10      SHARED DISPOSITIVE POWER

                                                  --
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  53,472
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                     [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.9%
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14       TYPE OF REPORTING PERSON

                  IN
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                                   Page 4 of 8

ITEM 1.           SECURITY AND ISSUER.

                  This Amendment No. 1 to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated as of June 29, 2000 ("Original 13D") with respect to shares of Common Stock, par value $.002 per share (the "Common Stock"), of AutoLend Group, Inc., a Delaware corporation (the "Company"). The principal executive offices of the company are located at 600 Central SW, Third Floor, Albuquerque, New Mexico 87102.

ITEM 2.           IDENTITY AND BACKGROUND.

                  Unchanged.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Unchanged.

ITEM 4.           PURPOSE OF TRANSACTION

                  Unchanged.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and restated in its entirety as follows:

                  To the best of the Reporting Parties' knowledge based on the information obtained from the Company, the aggregate number of shares of Common Stock of the Company outstanding as of August 8, 2000 is 1,088,803 shares.

         (a) The Partnership beneficially owns an aggregate of 53,472 shares of Common Stock, which represents 4.9% Of the issued and outstanding shares of the Common Stock. General Partner beneficially owns an aggregate of 53,472 shares of Common Stock, which represents 4.9% Of the issued and outstanding shares of the Common Stock. Such shares are owned by the partnership of which general partner is the general partner. John W. Adams beneficially owns an aggregate of 53,472 shares of Common Stock, which represents 4.9% of the issued and outstanding shares of the Common Stock. Such shares are owned by the Partnership.

         (b) The Partnership, acting through its general partner, has sole power to vote or to direct the vote of 53,472 shares of Common Stock and the sole power to dispose or to direct the disposition of 53,472 shares of Common Stock. General Partner, as general partner of the Partnership, has sole power to vote or to direct the vote of 53,472 shares of Common Stock and the sole power to dispose or to direct the disposition of 53,472 shares of Common Stock. John
W. Adams, as sole shareholder of General Partner, has sole power to vote or to direct the vote of 53,472 shares of Common Stock and sole power to dispose or to direct the disposition of 53,472 shares of Common Stock.

         (c) On October 12, 2000, the Partnership sold an aggregate of 634,028 shares of Common Stock in a privately negotiated transaction, at a net price per share of $0.1182, for an aggregate net purchase price of $75,000.

         (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons.

         (e) As of October 12, 2000, the Reporting Persons no longer beneficially own more than 5% of the Common Shares of the Company. Accordingly, this Amendment No. 1 to Schedule 13D constitutes the final amendment.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Unchanged.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1. Joint Filing Agreement of the Reporting Parties, dated October 18, 2000.

                                   SIGNATURES
                                   ----------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 18, 2000


                                   MENDHAM INVESTMENTS L.P.

                                   By: JWA Investments Corp., its
                                       general partner


                                        By:  /s/ John W. Adams
                                             -----------------------------
                                             John W. Adams
                                             President



                                   JWA INVESTMENTS CORP.


                                   By:  /s/ John W. Adams
                                        ----------------------------------
                                        John W. Adams
                                        President



                                   /s/ John W. Adams
                                   ---------------------------------------
                                   John W. Adams